New Data Presented on Leukine(R) for the Treatment of Crohn's Disease

Berlin, May 19, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) today announced new follow-up data from a Phase II trial of Leukine(R) (sargramostim/GM-CSF) for the treatment of moderately to severely active Crohn's disease. These data, presented at Digestive Disease Week (DDW), showed that clinical response and remission, as well as improved quality-of-life, were maintained after drug discontinuation, compared with placebo. DDW is the largest international gathering of physicians, researchers and academics in the fields of gastroenterology, hepatology, endoscopy and gastrointestinal surgery.

"These promising data demonstrate that Leukine may provide a unique approach to the treatment of Crohn's disease," said Dr. Joachim-Friedrich Kapp, Specialized Therapeutics, a member of the Schering AG, Germany Group. "Leukine, due to its innovative mode of action, may offer the advantage of avoiding negative and serious side effects that are often seen with immunosuppressants or steroids."


Additional information

About the trials

Follow-up of Phase II Study Data

This multi-center, randomized, double-blind, placebo-controlled Phase II study evaluated 124 patients randomized 2:1 to Leukine or placebo administered daily for eight weeks. Evaluation occurred at the end of treatment and 30 days after discontinuation of treatment. Patients with response at the end of treatment were followed for up to six months.
The follow-up data show that clinical response and remission, as well as improved quality-of-life, were maintained after drug therapy was discontinued, compared with placebo. Specifically, nearly half of patients maintained clinical response and remission for a median of 8 - 10 weeks, and in approximately 15 percent of patients, response to therapy was maintained for at least six months. In addition, there was no exacerbation of the disease when therapy ended. Leukine was generally well-tolerated and not associated with serious adverse events.

About Crohn's Disease

Crohn's disease is a chronic and serious inflammatory disease of the gastrointestinal (GI) tract. Crohn's disease affects men and women equally and seems to be more common within families. About 20 percent of people with Crohn's disease have a blood relative, most often a brother or sister, with some form of inflammatory bowel disease (IBD).

Crohn's disease can be difficult to diagnose because its symptoms are similar to other intestinal disorders such as irritable bowel syndrome
(IBS) and ulcerative colitis. Crohn's disease causes inflammation in the small intestine and usually occurs as an inflammation of the lower part of the small bowel (ileum); however, it can affect any part of the digestive tract from the mouth to the anus. The inflammation from Crohn's disease can extend deeply into the lining of the affected organ, causing pain and frequent bowel movements.

Currently, there is no cure for Crohn's disease, and many patients rely on steroids and/or immunosuppressive therapies that do not consistently prevent recurrence of the disease.

About Leukine

Leukine is a hematopoietic growth factor that stimulates neutrophils, monocytes/macrophages, and dendritic cells. Leukine was approved in the U.S. in 1991, where it is marketed by Berlex, Inc., the U.S. affiliate of Schering AG, Germany.

Leukine is the only colony-stimulating factor approved in the U.S. for use following induction chemotherapy in older adults with acute myelogenous leukemia (AML). The aim of the treatment is to shorten the time to neutrophil recovery and reduce the incidence of severe and life-threatening infections. Leukine has also been approved in the U.S. for use in four additional indications: myeloid reconstitution following allogeneic and autologous bone marrow transplantation (BMT), peripheral blood stem cell
(PBSC) mobilization and subsequent myeloid reconstitution in patients undergoing PBSC transplantation, and bone marrow transplantation failure or engraftment delay.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Business: Oliver Renner, T: +49-30-468 124 31; oliver.renner@schering.de Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:

Media Relations: Kimberley Jordan, T:+1-973-487 2592, kimberley_jordan@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng